The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 19, 2015

Pricing Supplement dated , 2015 (To Prospectus dated June 25, 2013 and Prospectus Supplement dated June 25, 2013) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File No. 333-189568

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

$                                  % Senior Notes Due 20

Trade Date:                 , 2015

Original Issue Date:                 , 2015

Principal Amount: $

Net Proceeds to Issuer: $

Price to Public:             % plus accrued interest, if any, from                 , 2015

Commission/Discount:         %

Agent’s Capacity:         x         Principal Basis                  Agency Basis

Maturity Date:         , 20

Interest Payment Dates: Semi-annually on the          day of              and              of each year, commencing                 , 2016 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate:         % per annum

Redemption Commencement Date:         , 20

Initial Redemption Percentage:         %

Redemption Price: Initial Redemption Percentage times the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption on written notice given to the registered holders of the Notes not less than 10 nor more than 60 calendar days prior to the date of redemption.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

Regulatory Developments: The ultimate impact of the Board of Governors of the Federal Reserve System’s (the “Federal Reserve”) recently proposed rules requiring U.S. global systemically important banks (“U.S. G-SIBs”) to maintain minimum amounts of long-term debt meeting specified eligibility requirements is uncertain. On October 30, 2015, the Federal Reserve released for comment proposed rules (referred to as the “TLAC Rules”) that would require the eight U.S. G-SIBs, including The Bank of New York Mellon Corporation (the “Company”), among other things, to maintain minimum amounts of long-term debt (“LTD”) satisfying certain eligibility criteria commencing January 1, 2019. As proposed, the TLAC Rules would disqualify from eligible LTD, among other instruments, senior debt securities that permit acceleration for reasons other than insolvency or payment default, as well as structured notes and debt securities not governed by U.S. law. The currently outstanding senior LTD of U.S. G-SIBs, including the Company, typically permits acceleration for reasons other than insolvency or payment default and, as a result, none of such outstanding senior LTD, any subsequently issued senior LTD with similar terms, or the Notes would qualify as eligible LTD under the proposed rules. The Federal Reserve has requested comment on whether currently outstanding instruments should be allowed to count as eligible LTD “despite containing features that would be prohibited under the proposal.” The steps that the U.S. G-SIBs, including the Company, may need to take to come into compliance with the final TLAC Rules, including the amount and form of LTD that must be refinanced or issued, will depend in substantial part on the ultimate eligibility requirements for senior LTD and any grandfathering provisions.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: Payments of interest on the Notes are potentially subject to the FATCA withholding discussed on page S-32 of the accompanying prospectus supplement. Payments of gross proceeds from a sale or other disposition of the Notes may also be subject to FATCA withholding unless such disposition occurs before January 1, 2019. Holders should read the discussion of FATCA withholding under “United States Federal Income Tax Consequences—Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities” on page S-32 of the accompanying prospectus supplement and consult their own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
BNY Mellon Capital Markets, LLC	$
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
UBS Securities LLC

Total:	$

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $              for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.